SECURITIES AND EXCHANGE COMMISSION
				                   Washington, D.C. 20549



                         					FORM - 6K


                  				REPORT OF FOREIGN ISSUER
			             PURSUANT TO RULE 13A-16 OR 15D-16 OF
			             THE SECURITIES EXCHANGE ACT OF 1934


			           For the six months ended June 30, 1997


             			CHINA ENERGY RESOURCES CORPORATION
       (Exact name of Registrant as specified in its charter)


                   		British Virgin Islands
			       (Jurisdiction of incorporation or organization)

   Citco Building, Wickhams Cay       		c/o Arimoto, Ogasawara & Mo
   P.O.  Box 662, Road Town           		276 Fifth Avenue, Suite 703
   Tortola, British Virgin Islands    		New York, NY 10001
				        (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          		Form 20-F	__X__			Form  40-F	______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

		          Yes		______			No		__X___


If  "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b).	Not applicable



TABLE OF CONTENTS


                                                        											Page

SELECTED FINANCIAL DATA                                      	 						3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL	CONDITION
  AND RESULTS OF OPERATIONS			                                    		 6

UNAUDITED FINANCIAL STATEMENTS

 	Unaudited consolidated statements of operations for the
  six months ended June 30, 1997 and 1996                         		10

  Unaudited consolidated balance sheets at June 30, 1997 and 1996   11

  Unaudited consolidated statements of stockholders' equity
  for the six months ended June 30, 1997 and 1996                   13

 	Unaudited consolidated statements of cash flows for the six
  months ended June 30, 1997 and 1996                               14

  Notes to unaudited consolidated financial statements              16

SIGNATURE							                                                   	26



SELECTED FINANCIAL DATA

Summary Financial and Operating Data

The selected information set forth below should be read in conjunction with the unaudited consolidated financial statements of the Company included in this Report. The Company prepares its financial statements in accordance with U.S. GAAP.

China Energy Resources Corporation ("the Company") was incorporated for the sole purpose of holding 100% of the capital stock of China Coal Mining (B.V.I.) Co. Ltd. ("CCM") and being the surviving entity of the merger with Jackson Holding Corp. ("JHC").

CCM, which was incorporated on August 18, 1995, entered into the joint venture which created Mishan Hua Xing Coke Limited ("the Operating Company") on September 16, 1995. The Company was subsequently incorporated on March 15, 1996 to be the sole shareholder of CCM. All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through CCM's interest in the Operating Company. As a result, the Company's operations and financial condition depend entirely upon the Operating Company's results of operations and financial condition.

The Operating Company has two wholly-owned coal refining operations, MCCF and QCCF. The Operating Company derives its revenues principally from two lines of business within the PRC's coal industry: (1) the production and sale of metallurgical coke to steel mills and machinery manufacturers; and (2) the production and sale of steam coal to power plants, with all of such sales to customers located in the PRC.

MCCF

MCCF engages primarily in the production and sale of metallurgical coke. MCCF completed its steam coal preparation facility in 1993. Subsequently, in 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. Improvements to the facility, which cost approximately $3,000,000 were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3%. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, the main product of the MCCF plant is metallurgical coke.

On June 20, 1995, the Mishan City Municipal Government granted MCCF exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. MCCF's mining rights were granted on June 20, 1995 and continue in force for 100 years. MCCF is not presently involved in the mining of these reserves due to the lack of funds available for this purpose. MCCF has been engaged in conducting mine site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Company believes that these activities will enable MCCF to begin its mining operations as soon as practicable after sufficient funds are available. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

QCCF

QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management believes is a leading production technology worldwide and is appropriate for production in cold and dry
regions such as the region where QCCF's factory is located.   QCCF's annual
production capacity is approximately 750,000 tons of steam coal.

Following are certain operating results, set forth separately, of the Company, MCCF and QCCF. These operating results form the basis for the unaudited Consolidated Statement of Operations Data for the Company.

                                                     Six			      Six
							                                             Months			   Months
The Company:						                                  Ended 		    Ended
Statement of Operations Data (Unconsolidated):	    	6/30/96		  	6/30/97
							                                           (amounts in thousands)

Net Sales			                                        $    	-   		$     -
                                                    -------     -------
Total revenue                                             -           -
Cost of sales						                                      	-	        		-
					                                		             -------	    -------
Gross profit			                                       				-	        		-
Selling, general and administrative expenses		           	-		      (350)
							                                             -------     -------
Operating income				                                    		-	       (350)
Interest expenses						                                  	-	       (315)
Other income					                                       		-          49
							                                             -------     -------
Income before income taxes and minority interest	      	 	-        (616)
Income tax	                                           				-        			-
							                                             -------     -------
Income before minority interest		                      			-	       (616)
Minority interest						                                  	-		        	-
							                                             -------     -------
Net income					                                     $     -   		$  (616)
							                                             =======		   =======


                                                   	 Six		       	Six
							                                             Months			    Months
MCCF: 							                                       Ended			     Ended
Statement of Operations Data:			                   	6/30/96			   6/30/97
                                           								(amounts in thousands)

Net Sales					                    	                 $   325    		$   383
Subcontracting income					                               	- 		      	362
							                                             --------     --------
Total revenue						                                     325			       745
Cost of sales						                                    (243)        (525)
							                                             --------     --------
Gross Profit						                                       82          220
Selling, general and administrative expenses		         (108)        (157)
							                                             --------     --------
Operating income				                                    (26)	     		  63
Interest expenses						                                (130)        (146)
Other income						                                       	-			         5
							                                             --------     --------
Income before income taxes and minority interest	      (156)      			(78)
Income tax						                                         	-      			   -
							                                             --------     --------
Income before minority interest				                    (156)		      	(78)
Minority interest						                                  31			        16
							                                             --------     --------
Net income					                                     $  (125)	    $   (62)
							                                             ========	    ========

                                                      Six		       	Six
							                                             Months 			    Months
							                                             Ended 			     Ended
QCCF:							                                        6/30/96		    	6/30/97
Statement of Operations Data:                      (amounts in thousands)

Net Sales			                                     			$ 3,920       $ 3,742
							                                             -------	      --------
Total revenue						                                   3,920   	     3,742
Cost of sales						                                  (2,948)		     (2,248)
							                                             --------		    --------
Gross profit						                                      972 			     1,494
Selling, general and administrative expenses		         (463) 		      (284)
							                                             --------      --------
Operating income					                                   509	  	     1,210
Interest expenses						                                (132)		        (72)
Other income						                                        3			         25
							                                             -------- 		   --------
Income before income taxes and minority interest		      380	  		    1,163
Income tax						                                          -		           -
							                                             --------		    --------
Income before minority interest				                     380			      1,163
Minority interest						                                 (76) 			     (233)
                                                		  --------			   ---------
Net income					                                     $   304 	   		$   930
							                                             ========		     ========


Operating Company:
                                   							Product Mix and Sales Volume
                                            					Six Months Ended
                                          				6/30/96     6/30/97

Metallurgical coke:
  Sales volume (in tons)					                  7,736		    9,210
  Average sales price per ton				             $42.01			  $41.60
  Average production cost per ton				         $31.41  			$57.03

Steam coal:
  Sales volume (in tons)					                 255,681			190,954
  Average sales price per ton			  	            $15.33			$ 19.59
  Average production cost per ton				          $11.53			$ 11.77


Exchange Rate Information

The following table sets forth the applicable exchange rate used for the presentation of financial information in this Report and in the financial statements presented herein:

	Period Ended			             	Exchange Rate

	June 30, 1996	            			US$1.00 = Rmb8.2784
	June 30, 1997				            US$1.00 = Rmb8.2810





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations - Six months ended 6/30/97 Compared to six months ended
                        6/30/96

Net sales - Net sales is recorded as gross sales less returns and discounts. Net sales slightly decreased from $4,245,000 in the six months ended 6/30/96 to $4,125,000 in the six months ended 6/30/97.

MCCF terminated the subcontracting agreement on March 31, 1997 and resumed the production and sales of metallurgical coke during the second quarter of 1997. In order to alleviate the immediate problem of obtaining the necessary transportation capacity, MCCF sold most of the finished products at the production point to the subcontracting party which in turn sold to its customers using its own transportation capacity. Since April of 1997, MCCF has been building up customer base and arranging for transportation capacity which is the key element for making sales. MCCF produced a total of 9,210 tons of metallurgical coke in the months of May and June of 1997.
Since the production facilities were not totally geared up to produce metallurgical coke, the quality of the product was below standard. As a result, the unit sales price of metallurgical coke decreased from $42.01 in the six months ended 6/30/96 to $41.60 in the six months ended 6/30/97. The production level of MCCF in the six months ended 6/30/96 was below the normal operating level due to lack of working capital.

QCCF's sales of steam coal decreased $3,920,000 in the six months ended 6/30/96 to $3,742,000 in the six months ended 6/30/97 due to the shortage of transportation capacity in the month of May 1997. The local government utilized all of the transportation capacity to transport agricultural products because the harvest was better than expected. Although QCCF sold approximately 65,000 tons less steam coal when compared to the six months ended 6/30/96, its sales price increased 28% due to stricter quality control of coal inspection and testing processes which resulted in higher customer satisfaction and fewer discounts and rebates. Sales to Mudanjiang No. 2 Power Plant represented 77% of the Company's total net sales in the six months ended 6/30/97. Sales to Mudanjiang amounted to 166,896 tons in the six months ended 6/30/97 as compared to 204,532 tons in the six months ended 6/30/96.

Cost of sales - The cost of coal sales includes the cost of raw material, direct labor and benefits, depreciation, transportation and manufacturing overhead.

MCCF's average unit cost of producing metallurgical coke increased 82% from $31.41 in the six months ended 6/30/96 to $57.03 in the six months ended 6/30/97 due to additional work needed to gear up the coking furnace.

QCCF's average unit cost of producing steam coal increased moderately from $11.53 in the six months ended 6/30/96 to $11.77 in the six months ended 6/30/97. The increase was attributed to increases in raw material, labor and benefits, depreciation which was offset by a decrease in transportation cost.

Gross Profit - Gross Profit increased 63% from $1,054,000 in the six months ended 6/30/96 to $1,714,000 in the six months ended 6/30/97. The increase was primarily attributable to : (1) $362,000 subcontracting income received by MCCF in the first quarter of 1997 and (2) QCCF's profit margin reached 40% in the six months ended 6/30/97 when compared to 25% in the six months ended 6/30/96 due to stricter quality control and high customer satisfaction. The increase was offset by a loss in profit margin generated by MCCF because its production facility was gearing up to a normal production level.

Selling, general and administrative expenses - Selling, general and administrative expenses increased 38% to $791,000 in the six months ended 6/30/97 from $571,000 in the six months ended 6/30/96. The increase of $220,000 is attributable to (1) MCCF's expenses increased $49,000 as the selling effort commenced in the second quarter of 1997, (2) the Company incurred an additional $350,000 administrative and professional expenses associated with increased reporting obligations of the Company and (3) salary and benefits of QCCF increased by 13.6%, approximately $10,000, as management provided incentives to employees. The increase was partially offset by a proportional decrease in QCCF's selling expenses as a lesser tonnage of steam coal was sold when compared to the previous year, and the management of QCCF continues to exercise a tighter control over office and administrative expenditures.

Interest expenses - Interest expenses increased 103% to $533,000 in the six months 6/30/97 from $262,000 in the six months ended 6/30/96 for the following reasons: (1) the Company incurred additional $350,000 interest expenses on the $6,122,500 convertible notes and (2) QCCF's interest expenses decreased by a $60,000 as they paid down $600,000 loan on March 31, 1997.

A local bank continued its one-time waiver of interest expenses owed by MCCF. The amounts of forgiven interest were $75,000 in the six months ended 6/30/97 and $ 83,000 in the six months ended 6/30/96. Commencing October 1, 1995, the Mishan City government agreed to share one-half of the interest owed by MCCF on certain long-term interest bearing loans. The government's share of interest expenses was $93,000 in the six months ended 6/30/97 and $99,000 in the six months ended 6/30/96. This agreement expires on December 31, 1997. Interest expense was $166,000 for the six months ended 6/30/97 and $234,000 for the six months ended 6/30/96 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's coal mine use rights.

Income taxes - Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from income tax for its first two profitable years. This two-year "tax-holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the six months ended 6/30/97 and 6/30/96.

Net Income - Net income increased by 41% from $179,000 in the six months ended 6/30/96 to $252,000 in the six months ended 6/30/97. The increase was attributable to (1) MCCF commenced the sales and production of metallurgical coke in the second quarter of 1997 as the result of obtaining additional working capital and (2) additional subcontracting fee was received by MCCF in the first quarter of 1997 and a higher selling price was realized on the steam coal resulting from better quality control in QCCF. The increase was partially offset by (3) additional interest expenses for the convertible notes and decreased sales of steam coal due to lack of transportation capacity in the month of May and June in 1997.

Liquidity and Capital Resources

As a holding company, the Company's only sources of cash flow are dividends, if any, paid by the Operating Company and retained net proceeds from its Regulation S offerings of securities. The Company believes that such sources of cash flow are sufficient to fund its operating expenses.

After the Company raised $6,122,500 of convertible notes in November 1996 and January 1997, $4,500,000 out of the net proceeds of $5,400,000 was remitted to be used in the operations of the two factories: MCCF and QCCF. As of June 30, 1997, $1,673,000 was used to purchase raw material, working capital and secure transportation capacity for MCCF, $360,000 was used to commence the survey on the coal mine reserve and $600,000 was used to pay down the bank loan incurred by QCCF to reduce interest expenses.

Due to the lack of working capital, in June 1996, operations of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal to maintain the production facility and its workers. Following the receipt of additional working capital in early 1997, this subcontract was terminated on March 31, 1997 and the management resumed the operations of MCCF.

As of June 30, 1997, MCCF had $2 million in short-term loans and $966,000 in long-term loans. MCCF has not incurred any additional bank loans since 1995.

QCCF has generally satisfied its working capital requirements, capital expenditures and scheduled debt repayments from its operating cash flows. Due to improved credit controls and trade receivable collection procedures, management believes that cash generated from operations will continue to be sufficient to meet QCCF's working capital requirements, planned or anticipated capital expenditures, scheduled debt repayments and other financial commitments. As of June 30, 1997, QCCF had $966,000 in short-term loans and no long-term debt.

Both factories incurred, on an average, 17% on its short-term loans and 14% on its long-term borrowings in 1997.

Capital Expenditures

The two factories spent $157,000 in the six months ended 6/30/97 to modernize its older coal production facility and improve productivity.

MCCF is currently reviewing the amount of capital improvement needed to improve its foundry coke production facility which management believes should be commenced as soon as possible. Such review is conducted by the Beijing Research Institute of Coal Chemistry , a leading consulting firm in the China coal industry, together with John T. Boyd Company. The Chairman of the Institute is a director of the Company.

Financing Activities

In November 1996 and January 1997, the Company raised net proceeds of approximately $5,400,000 through an offering of convertible notes and warrants in an exempt transaction pursuant to Regulation S under 1933 Act. The convertible notes and warrants are referred to hereinafter as the "Notes" and the "Warrants." The aggregate principle amount of Notes issued was $6,122,500. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance.

As of June 30, 1997, Notes in the aggregate amount of $2,885,000 and related accrued interest has been converted into Common Stock based on the conversion price of $3.50 per share. The Company issued 828,644 shares of Common Stock as the result of the conversion during the first half of 1997. Total
Common Stock outstanding as of June 30, 1997 was 3,248,494.

In addition, the Company issued 64,000 Options to a consulting firm on July 22, 1997 with an exercise price of $5.00 per share that vest over a period of two years.

Major Events

The Company engaged John T. Boyd Company, a mining and geological consulting firm based in Pittsburgh to evaluate the coal mine reserve and the coke production facility of MCCF. The result will be used as a guide to assist the management to formulate its plan to commence the mining operations as well as to increase the efficiency of the plant.

The Company engaged The Equity Group Inc. as its investor relations counsel. Mr. Li Hong Wu, the Chairman of the Company, will be compensated at an annual salary of $75,000 beginning January 1, 1997.

Mr. Ren Guanxun resigned from all of his posts at the Company and its subsidiaries as of July 1997. Mr. Li Pei Cheng replaced Mr. Ren in August 1997 as the General Manager of MCCF. Mr. Li is a effective manager and the management believes that he will quickly bring MCCF into a profitable self-sustained business.



                   CHINA ENERGY RESOURCES CORPORATION
             UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
       		    FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996
			           (Amounts in thousands except per share amounts)


                       		                  			   		  Six months ended
								                                             June	      	June
                                             							30, 1997 		30, 1996

Net sales						                                    	$  4,125  	$  4,245
Subcontracting income (note 1)				    	                  362          -
								                                              _______	 	_______
Total revenue							                                   4,487		    4,245
Cost of sales						    	                              (2,773)	   (3,191)
								                                              _______  	_______
Gross profit							                                    1,714      1,054
Selling, general and administrative expenses			        (791)       (571)
								                                              _______  	_______
Operating income						                                  923	        483
Interest expense							                                (533)       (262)
Other income							                                      79           3
								                                              _______   	_______
Income before minority interests					                   469 	       224
Minority interest							                               (217)        (45)
								                                              _______	   _______
Net income							                                    $  252 	   	$  179
			                                             					 _______   	_______
Earnings per share - Basic and fully diluted         $  0.09
                   - Basic                                      	$ 0.13
			                                             					 _______   	_______

Weighted average number of shares outstanding
                   - Basic and fully diluted           2,734
                   - Basic                                        1,409
                                             								 _______   	_______


See accompanying notes to unaudited consolidated financial statements.



                CHINA ENERGY RESOURCES CORPORATION
               UNAUDITED CONSOLIDATED BALANCE SHEETS
                     JUNE 30, 1997 AND 1996
				       (Amounts in thousands except per share amounts)

                                                     June 30,		June 30,
						                                              		1997		     1996
ASSETS

Current assets:
Cash and cash equivalents				                      		$  1,608 	$    444
Accounts receivable, net of allowance for
  doubtful accounts of $211 	                           2,155	    3,413
Inventories (note 5)						                              4,796     2,473
Prepayments, prepaid expenses, and other assets			      1,100	    1,640
Amount due from related party	                   			    1,267         -
Loans to officers	 						                                  63         -
								                                               _______ 	_______
Total current assets						                             10,989     7,970
Property, plant and equipment, net (note 6)			     	   18,241	   17,614
Value added taxes receivable (note 7)				                   -       219
Other assets							                                       436         5
								                                              _______  	_______
 Total assets							                                 $ 29,666 	$ 25,808
								                                              _______	   _______
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Short-term borrowings (note 8)			                 		$   2,491 	$  3,011
Current portion of long-term debt (note 9)		    		        483       301
Accounts payable 						                                   769	    1,570
Other payables							                                   1,044	    1,799
Value added taxes payable						                           318        -
Plant construction payables					                          434       833
Amount due to PRC joint venture partner				               278       902
Accrued payroll and employee benefits				                 292       364
Accrued interest							                                 1,862     1,618
Other accrued liabilities						                           181       249
								                                               _______	 _______
 Total current liabilities						                        8,152	   10,647
Long-term debt (note 9)
  Related parties						                                 2,083     3,092
  Other								                                           966     1,503
Convertible notes (note 10)					                        2,254         -
Minority interests						                                2,599	    2,154

Commitments and contingencies (note 12)

Stockholders' equity:
Preferred share, $0.01 par value, 2,000,000 shares
  authorized, No share issued and outstanding				           -         -
Common stock, $0.01 par value, 5,000,000 shares
  authorized, 3,248,494 (1996: 2,290,000) shares
  issued and outstanding	                                  32	        23
Additional paid-in capital						                       11,726  	   7,864
Retained earnings 						                                1,854 	      525
		                              				                  _______    	_______
Total stockholders' equity                    						   13,612  	   8,412
		 						                                             _______	    _______
  Total liabilities and stockholders' equity			     	$ 29,666	 	$ 25,808
								                                              _______	    _______

See accompanying notes to unaudited consolidated financial statements.



                   CHINA ENERGY RESOURCES CORPORATION
                   STATEMENTS OF STOCKHOLDERS' EQUITY
					                    (Amounts in thousands)


									                                                       		   Total
						                                        Additional          			stock-
				                          Common stock  		paid-in		   Retained   holders'
				                          Shares  Amount  capital		   earnings	  equity

Issue of shares on
 establishment of China Coal
 (note 1)	                   	2,290   $  23 		$ 7,864    	$    -    	$ 7,887
Net income			                     -       -         -        346         346
			                          ______	  ______	  _______	   _______   	_______
Balance at December 31, 1995	 2,290      23     7,864  	     346 		    8,233

Merger with Jackson (note 1)    110      1	        47	        (2)         46
Amount created on issuance of
   convertible notes		           -       -      2,619          - 	     2,619
Net income			                    -       -          -   	   1,258      1,258
               		            ______	  ______	 _______	    _______   	_______
Balance at December 31, 1996	2,400    	$ 24	  $10,530 	 	 $ 1,602   	$12,156

Issue of shares for the
 convertible notes		   		      824        8	    1,196           -      1,204
Issue of shares for interest
 accrued on the convertible
 notes in above			              24      		-		       -	          -          -

Net income			                    -        -         - 	       252		      252
            			            _______	   ______	 _______	    _______	    _______

Balance at June 30, 1997	   	3,248    $  32  	$11,726     $ 1,854     $13,612
			                        =======	   ======  =======      ======      ======


See accompanying notes to unaudited consolidated financial statements



                   CHINA ENERGY RESOURCES CORPORATION
			         UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996
                   					 (Amounts in thousands)

    								                                            Six months ended
								                                                June  		    June
								                                              30, 1997	  	30, 1996
Cash flow from operating activities:
Net income							                                     $    252	  	$    179
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Minority interest						                                  217	         45
  Depreciation 							                                     366         334
  Changes in assets and liabilities:
    Accounts receivable						                             (911)       (698)
    Inventories							                                  (1,724)	       494
    Prepayments and other assets					                       37		      (596)
    Amount due from related party                       (1,267)          -
    Loans to officers						                                (63)          -
    Other assets							                                   (431)          -
    Accounts payable						                                  51         (63)
    Customer deposits						                               (168)       (250)
    Other payables							                                 (785)        257
    Value added taxes payable					                         485	          -
    Plant construction payables					                         -          45
    Amount due to PRC joint venture partner				              -	         99
    Accrued payroll and employee benefits				              (17)		       62
    Accrued interest						                                 961	        137
    Other accrued liabilities					                         173	        209
								                                                _______    	_______
Net cash (used in)/ provided by operating activities  	 (2,824)        254
		     						                                           _______    	_______
Cash flow from investing activities:
  Purchase of property, plant and equipment				           (681)	      (191)
  								                                              _______    	_______
Net cash used in investing activities				                 (681)       (191)
								                                                _______    	_______
Cash flow from financing activities:
  Increase in long-term debt from related parties			        25	        117
  Repayment of long-term debt from other		                (359)          -
  Increase in minority interests					                        5	          -
  (Repayment)/increase in short-term borrowings - net		   (617)         43
  Decrease in convertible notes					                       (93)          -
  Issuance of common stock					                          1,204           -
								                                                _______	    _______
Net cash provided by financing activities				              165		       160
								                                                _______	    _______
Increase in cash and cash equivalents				               (3,340)        223
Cash and cash equivalents at beginning of period			      4,948		       221
                                               								 _______	    _______
Cash and cash equivalents at end of period			          $ 1,608 	    $  444
								                                                _______	    _______

Supplementary disclosures of cash flow information

Cash paid during the period for:

Interest								                                       $   296		    $  262


See accompanying notes to unaudited consolidated financial statements



                  CHINA ENERGY RESOURCES CORPORATION
		        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
			          (Amounts in thousands except per share amounts)


1. ORGANIZATION AND BASIS OF PRESENTATION

China Energy Resources Corporation (the "Company"), a private company incorporated in the British Virgin Islands, was incorporated on March 15, 1996 for the purpose of holding a 100% interest in China Coal Mining (B.V.I.) Co. Ltd. ("China Coal") and to enter into an agreement with Jackson Holding Corp. ("Jackson"), a New York Corporation.

On March 15, 1996 the shareholders in China Coal exchanged their shares in China Coal for shares in the Company. The exchange of shares has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The accompanying financial statements include the combined results and operations and financial position of the Company, China Coal and its 80% held subsidiary for all periods presented.

On March 22, 1996, pursuant to an agreement and plan of merger between the Company and Jackson, Jackson was merged into the Company and the Company issued 109,850 shares of its common stock to the shareholders of Jackson for the entire issued share capital of Jackson. Jackson had been established in 1994 for the sole purpose of acquiring or merging with an unspecified business, and at the time of merger Jackson had no operating assets and had not engaged in any business activities. The transaction has been accounted for as a reverse acquisition.

China Coal, a private company incorporated in the British Virgin Islands, was incorporated on August 18, 1995. Pursuant to a joint venture agreement dated September 16, 1995 between China Coal and Mishan Coal Chemical Holding Company ("the Factory"), China Coal acquired for cash of Renminbi 65,600 (approximately $7,886) an 80% interest in a new joint venture company, Mishan Hua Xing Coke Limited ("MHXC"), incorporated in the People's Republic of China ("PRC"), which has succeeded to the business of the Factory. In conjunction with the agreement the former owner contributed land use rights with a fair value of Renminbi 14,806 (approximately $1,780) and coal mine use right with a contractual value of Renminbi 95,760 (approximately $11,312) to MHXC. The former owner provided an interest free loan of Renminbi 65,760 (approximately $7,906) to MHXC to finance the acquisition of the coal mine use right by MHXC. The coal mine use right and interest free loan are recorded at estimated fair value determined based on the estimated net present value of the interest free loan. The joint venture period is 30 years from the date of formation and may be extended by the unanimous resolution of the board of directors, subject to the approval of the relevant government authorities. The remaining 20% interest in MHXC is owned by the former owner of the Factory. The acquisition has been accounted for as a purchase and the results of the MHXC have been included in the consolidated financial statements since October 1, 1995. The purchase price approximated the estimated fair values of MHXC at the date of acquisition.

MHXC operates two production facilities in Heilongjiang Province, PRC; the Mishan City Coke Factory ("MCCF") and the Qitaihe City Coal Factory ("QCCF"). During 1996 the operation of the MCCF plant was subcontracted to a company under the control of the central government under an agreement where the Company received a subcontracting fee and the other party was entitled to all the revenues from the operations of the plant and was obligated to meet all
the operating expenses of the plant.   For the six months ended June 30,
1997, the Company received a subcontracting fee of Renminbi 3,000 (approximately $362) and the subcontracting agreement was terminated on March 31, 1997.

2. BASIS OF PREPARATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory accounts of MHXC, the Company's principal operating subsidiary, which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to Sino-foreign equity joint venture enterprises as established by the Ministry of Finance of China.

The principal adjustments made to conform the statutory accounts of MHXC to U.S. GAAP included the following:

    Adjustment to record the coal mine use right and interest free loan at estimated fair value.

    Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

  	 Adjustment to recognize interest expense on the accruals basis.

  	 Adjustment to recognize sales and cost of sales upon shipment to customers.

  	 Adjustment to write back excess provisions made by MHXC.

  	 Adjustment to include the attributable share of transportation cost in closing inventories.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its subsidiaries. All material intra-group transactions have been eliminated.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments with a maturity of three months or less at the time of purchase.

Inventories - Inventories are stated at the lower of cost, determined by the average cost method, or market. Finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

Property, plant and equipment - Property, plant and equipment is stated at cost. Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives in equal instalments as follows:

       		Land use rights    	     		30-50 years
	       	Buildings			               8-45 years
		       Plant and machinery		      5-20 years
		       Transportation vehicles		  5-10 years
		       Railway				                50 years

Coal mine use right - Coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended mining operations.
Interest is capitalised on the coal mine use right during the period in which activities are in progress necessary to get the mine ready for its intended mining operations. As of June 30, 1997 and 1996, aggregated interest and development costs capitalised amounted to $524 and $344 respectively. Amortization is provided to write off the value of coal mine use right over the units extracted compared with estimated total units to be extracted. The coal mine use right and the Company's other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Construction-in-progress represents plant and buildings under construction and includes cost of construction, purchase of plant and machinery and interest arising from borrowings used to finance these assets during the period of construction or installation. No interest was capitalised during the period. Construction-in-progress is not depreciated until amounts are reclassified to property when available for use.

Net sales - Net sales represent the invoiced value of products, net of sales taxes. Sales are recognized when products are shipped to customers.

Foreign currency translation - The consolidated financial statements of the Company are presented in United States dollars. The Company's principal operating subsidiary, MHXC, conducts substantially all its business in Renminbi.

Foreign currency transactions of MHXC are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China
(the "PBOC"), prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable PBOC rate prevailing at the relevant balance sheet date. Substantially all the transactions of MHXC are denominated in Renminbi and MHXC did not have any material monetary assets or liabilities denominated in foreign currencies. On consolidation, the assets and liabilities of MHXC are translated into United States dollars at the year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are included as a separate components of stockholders' equity.

Provisions for doubtful accounts - Provisions for doubtful accounts are established based on management's assessment of the recoverability of accounts receivable.

Repairs and maintenance - Repair and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses.

Income taxes - Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non current based upon the classification of the related asset or liability in the financial statements. During the period there were no significant temporary differences.

Earnings per share - Earnings per share is based on the weighted average number of common stock outstanding during each period, plus, when the effect is dilutive, the common stock equivalents consisting of certain shares subject to issue in connection with the conversion of the outstanding convertible notes and warrants.

4.  	INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiary operate. The Company is not taxed in the British Virgin Islands where it is incorporated. The components of income before income taxes and minority interest are as follows:

                    		 	                              Six months ended
								                                              June		      June
                                           								30, 1997    	30, 1996

British Virgin Islands					                       	$      -  	 	$      -
China								                                           469	   	     224
								                                            _______     	_______
								                                           $    469	     $   224
								                                             _______    	_______

A reconciliation of the statutory income tax rate and the effective tax rate is as follows:
                                               		 						%          		%
Statutory tax rate in PRC				                        		33         		33
Tax holidays and concessions attributable to
  activities in PRC		                                 (33)		       (33)
							                                            _______	      _______
Effective tax rate							                               -            -
		                                    					        _______	      _______

The Company's subsidiary, MHXC, which is incorporated in China is subject to Chinese income taxes at the applicable tax rate (currently 33%) on taxable income based on income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiary is fully exempt from Chinese income tax on its manufacturing operations for two years starting from the first profit making year, followed by a 50% exemption for the next three years. The exemptions applicable to these subsidiaries will expire in 1999.

5.	INVENTORIES

Most of the inventory consists of raw materials. The amount of work-in-progress, finished goods and consumables are insignificant.

6  PROPERTY, PLANT AND EQUIPMENT
                                                 									June 30,
	                                                    1997       		1996

Coal mine use right					            	            $  7,249    	$  6,501
Land use rights							                              1,780	       1,753
Buildings							                                    6,378  	     6,584
Plant and machinery						                           2,123  	     2,064
Transportation vehicles						                         989 	        675
Railway								                                     1,247	       1,231
								                                          _______	     _______
	     Total							                                 19,766	      18,808
Less: Accumulated depreciation					                (2,132)	     (1,224)
Construction in progress						                        607	          30
								                                          _______      _______
     Total								                               $ 18,241   		$ 17,614
								                                          _______     	_______

The coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended use. The contractual price of the coal mine use right was $11,312.

7.	VALUE ADDED TAXES RECEIVABLE

Value added tax ("VAT") is applicable to MHXC at a rate of 17% on the gross sales amounts and credit given at the same rate for VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount at January 1, 1995 (the date VAT was introduced) and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. The Company believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities.

8.	SHORT-TERM BORROWINGS

Short-term borrowings represent unsecured short-term loans provided by banks and other lenders to the Company's PRC subsidiary.

                                                           	June 30,
								                                                1997	     	1996

Short-term borrowings at the end of period			        	$2,491	   	$3,011
Weighted average interest rate on borrowings
  at end of period		                                     17%        17%

Interest rates are determined periodically by the banks and other lenders in consultation with the Company's subsidiary and are normally subject to annual review. There are no formal short-term credit facilities with the banks and short-term borrowings are negotiated on a loan-by-loan basis.

9.	LONG-TERM DEBT

                                                  									June 30,
								                                               1997     		1996
Long-term debt, which is unsecured, consists of:

Bank loans at fixed interest rates
  (14.04% at June 30, 1997)
Due in 1996			                                    				$    -   		$   301
Due in 1997							                                       483 	       541
Due in 1998							                                       241 	       240
Due in 1999							                                       241		       240
Due in 2000							                                       242		       241
After 2000							                                        242		       241
								                                              _______   	_______
								                                               1,449  	    1,804
								                                              _______   	_______
Interest free loan from PRC joint venture partner
Due in 2000							                                         - 		    1,581
Due in 2001							                                         - 		    1,581
Due in 2002							                                     1,334 		    1,581
Due in 2003							                                     1,334	 	    1,581
Due in 2004							                                     1,334 		    1,582
Due in 2005							                                     1,335	          -
Due in 2006							                                     1,335	          -
								                                             _______    	_______
								                                               6,672  		   7,906
Less: notional interest						                          4,589		     4,814
								                                              _______	   _______
								                                               2,083	 	    3,092
								                                              _______   	_______
Total							 	                                         3,532 		    4,896
Current portion of long-term debt             					      483		       301
								                                              _______   	_______
Long-term debt, less current portion				              $3,049    $  4,595
								                                              _______   	_______

All long-term bank loans are authorized by the provincial or local governments and are administered by the banks. On March 31, 1997, the Company repaid Renminbi 3,000 (approximately US$362) to the bank.

On December 28, 1996, the repayment of the portion of long-term debt due in 1996 was extended to December 31, 1997.

The interest free loan from the PRC joint venture partner was raised to partially finance the acquisition of the coal mine use right. At the date the loan was obtained it was to be repaid by five equal instalments with each instalment limited to 40% of the income after tax of the relevant year. In 1996 the Company made repayments ahead of the original planned payment schedule and the scheduled repayments of the remaining balance of the loan were rateably amended. In addition, the scheduled repayments were postponed by an agreement dated May 11, 1997 for an additional two years. The loan is stated in the financial statements at the estimated present value calculated based on the annual discount rate of 16%, being the estimated annual interest rate for fixed asset lending in the PRC. This estimate of the market value of the loan is subject to a high degree of uncertainty because there is no market for the loan, the loan is not transferrable and the repayment terms are contingent on future operations of the Company.

With effect from October 1, 1995 the government of Mishan City agreed to share 50 percent of the interest paid by MCCF on the long-term interest-bearing loans and certain short-term borrowings. This agreement expires in December 31, 1997. With effect from 1996 the bank providing the above interest-bearing loan agreed to forfeit the balance of the interest due on the loan. The interest shared by the local government party of $93 and the interest forfeited by the bank of $75 have been netted against interest expense in the statement of operations.

10.  CONVERTIBLE NOTES

At June 30, 1997 the Company had outstanding convertible notes with detachable warrant hereof amounting to $2,254 which were issued in 1996 and 1997. These notes carry interest at 8 percent per annum and the principal amount and the accrued interest thereon are payable in 2001.

The holders have the right prior to the payment in full of all principal of and interest on the notes, to convert any outstanding and unpaid principal portion of the notes and accrued interest into fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Company, as such shares exist on the date of issuance of the notes, or any shares of capital stock of the Company into which such shares have been changed or reclassified (the "common stock") at the conversion price as defined in the note. In the event the holders do not convert the entire principal amount of the notes and all accrued and unpaid interest earned thereon before the maturity date, then on that date the Company has the option of compelling the conversion of the notes or paying to the holders the remaining unpaid principal amount of the notes and interest thereon.

The conversion price is subject to a floor price and a ceiling price (as defined in the note agreement) and is equal to 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the conversion date; provided, however, that in the event of a public offering or private placement of securities of the Company, resulting in gross proceeds of at least $10,000, consummated within 18 months of the date of the notes, the floor price shall be adjusted to equal 60 percent of the offering price per share in such an offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share (the "floor price") and (ii) shall never exceed $8.50 per share (the "ceiling price"). At any time prior to the date on which the common stock is traded on the American Stock Exchange or other U.S. securities exchange or market, the conversion price for the common stock shall equal $3.50 per share.

The conversion price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the happening of certain events specified in the note agreement while this conversion right remains outstanding.

The principal amount outstanding on the notes, and all interest accrued and payable thereon, may be prepaid by the Company, in whole but not in part, on or after November 15, 1997; provided that the average closing bid price of the common stock has remained at or above $17.00 per share for thirty consecutive business days; and provided, further, that written notice of prepayment is delivered to the holder not more than sixty days nor less than thirty days prior to the applicable prepayment date. The holder has the right to exercise any conversion rights it may have hereunder until such time as any prepayment is made.

Within ten business days after a holder receives notice from the Company that a qualifying offering has been consummated, the holder may demand in writing that the principal amount outstanding on the note, and all interest accrued thereon, be prepaid by the Company, in whole or in part, but any partial demand shall be in increments of $25. The borrower shall repay the principal amount outstanding on the note, and all interest accrued on payable thereon, within 15 days after receipt of such a notice from the holder.

The holder of the warrant detached to the convertible notes is entitled to purchase from the Company at any time on or after May 14, 1997 or from time to time before 5:00 p.m. on November 14, 1999 fully paid and nonassessable shares of common stock, $0.1 par value per share, of the Company, as adjusted in the event that the following computation results in a greater number of shares: the quotient obtained by dividing the principal amount of the loan from the holder to the Company pursuant to a note from the Company to the holder by the purchase price. The purchase price shall be subject to a floor price and a ceiling price and shall equal 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the date of exercise; provided, however, that in the event of a qualifying offering, the floor price shall be adjusted to equal 60% of the offering price per share in such qualifying offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share and (ii) shall never exceed $8.50 per share.

11.	RELATED PARTY TRANSACTIONS

Substantially all of the sales, purchases, raw materials and purchases of ancillary items the Company's PRC subsidiary are with state-owned enterprises. Even though such state-owned enterprises may be regarded as having the same beneficial owner of the PRC joint venture partner of the Company's subsidiary, the PRC central government, such state-owned enterprises are frequently under separate control and do not possess any management, ownership or other interest in each other. As a result, the Company does not view transactions with such state-owned enterprises as constituting related party transactions. In June 1997, the Company made loans of $63 to two officers of the Company with no interest charge.

12.	COMMITMENTS AND CONTINGENCIES

During 1996 the Company entered into an agreement with a company under the control of the central government in respect of the Company's Mishan City Coke Factory ("MCCF") whereby MCCF provided equipment, workers and technology and the other party was responsible for all operating costs, other than depreciation, and for all sales and transport of coal. The Company received a subcontracting fee of Renminbi 3,000 ( approximately $362) for the six months ended June 30, 1997. The agreement was terminated on March 31, 1997.

At June 30, 1997, the Company and its subsidiaries had no contracted capital expenditure.

At June 30, 1997, a subsidiary of the Company has issued a guarantee of $36 to a bank in respect of a loan provided by the bank to a company in PRC.

The Company and its PRC subsidiary do not currently maintain any insurance coverage on the property, plant and equipment owned by the subsidiary. In addition, the Company and the subsidiary do not currently carry any business interruption insurance or any third party liability insurance to cover claims in respect of bodily injury, property or environmental damages arising from accidents on the subsidiary's property or relating to its operations.

13.	FOREIGN CURRENCY EXCHANGE

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of Renminbi into US dollars and other foreign currencies is based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. The exchange rate at June 30, 1997 was US$1 = Rmb8.281.

Foreign investment enterprises may generally remit out of the PRC profits or dividends derived from a source within the PRC, subject to the availability of foreign currency. Except for such profits or dividends, remittance out of the PRC by foreign investors of any other amount (including proceeds from a disposition of an investment in the PRC) is subject to the approval of State Administration of Exchange Control and to the availability of foreign currency (at the central government or provincial level). In addition, if there is a deterioration in the PRC's balance of payments or for other reasons, the PRC may impose restrictions on foreign currency remittances abroad. No assurance can be given that the Company's PRC subsidiary will be able or permitted to remit out of the PRC amounts due to the Company.

14.	CONCENTRATION OF CREDIT RISK

The subsidiary's trade receivables in respect of sales on credit terms are subject to a concentration of credit risk with customers in the industrial sectors of steel making, metallurgy, electricity and other heavy industries. In addition, the PRC subsidiary has no formal credit terms and its sales are predominantly to PRC companies. Therefore, the subsidiary's ability to collect its trade receivables is related to the economic conditions in these industrial sectors and in the PRC as a whole.

15.	FINANCIAL INSTRUMENTS

The carrying values of financial instruments, including cash and cash equivalents and short-term borrowings, were equal to their approximate fair value as of June 30, 1997 because of the relatively short maturities of these investments. At June 30, 1997 the fair value of bank loans and interest free loan from PRC joint venture partner were approximately $1,449 and $2,083 respectively, estimated based on the discount rate the seller would pay to a credit-worthy third party to assume its obligation.

16.	EMPLOYEE RETIREMENT BENEFITS

All the subsidiary's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension obligations of retired staff. The PRC subsidiary is required to make contributions to the state retirement plan at 15-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the subsidiary was immaterial for the period. The Company and its subsidiaries are not obligated under any other post-retirement plans and post-employment benefits are not material.

17.	SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK AND MAJOR
    CUSTOMERS

The Company through its PRC subsidiary is engaged in one industry segment, the manufacture and sale of coal products in the PRC where the PRC subsidiary's operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC, accounted for 77% of net sales for the six months ended June 30, 1997. No customer accounted for more than 10% of trade accounts receivable as of June 30, 1997.




                              SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 			  China Energy Resources Corporation



                                   		 By:      /s/Li Hong Wu
                               							Chairman of the Board and President


Dated: August 22, 1997